Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

ATTIS INDUSTRIES INC.

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is Attis Industries Inc. (the “Corporation”). The name under which it was originally formed is “CIP, Inc.”

SECOND: date of filing of the certificate of incorporation with the Department of State is:

November 12, 1993.

THIRD: The Certificate of Incorporation is hereby amended as follows:

Paragraph FOURTH of the Certificate of Incorporation relating to:

Capitalization of the corporation and the designation of classes of preferred stock, pursuant to the authority granted to the Board in this Certificate of Incorporation is amended as follows, to effect the increase in the number of shares of Common Stock that the corporation is authorized to issue, without effecting in any way the number, designations, rights, or preferences of any shares of Preferred Stock:

A.	The first clause of the first sentence thereof will be deleted in its entirety and replaced with the following:

“The aggregate number of shares which the corporation shall have the authority to issue shall be One Hundred Fifty-five Million (155,000,000) shares, as follows:”

B.	Part “a.”, immediately following the first clause of the first sentence thereof, will be deleted in its entirety and replaced with the following:

“Common Stock: Of the total authorized capital stock, the corporation shall have the authority to issue One Hundred Fifty Million (150,000,000) shares having a par value of $0.025 each, which shares shall be designated “Common Stock.”

FOURTH: The certificate of amendment was authorized by: the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 2nd day of July 2018.

/s/ Jeffrey S. Cosman
Name: Jeffrey S. Cosman
Title: Chief Executive Officer